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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)

  [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the fiscal year ended December 31, 1998

                                       OR

  [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number 33-21095








                             THE COASTAL CORPORATION
                            DIVIDEND REINVESTMENT AND
                               STOCK PURCHASE PLAN
                            (Full title of the plan)









                             THE COASTAL CORPORATION
                                  Coastal Tower
                               Nine Greenway Plaza
                            Houston, Texas 77046-0995
             (Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office)

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

                          INDEPENDENT AUDITORS' REPORT



Administrator
The Coastal Corporation Dividend Reinvestment
  and Stock Purchase Plan
Houston, Texas

We have audited the accompanying statements of net assets available for Plan benefits of The Coastal Corporation Dividend Reinvestment and Stock Purchase Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule on page 5. These financial statements and financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, net assets available for Plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE LLP




Houston, Texas
March 10, 1999

      THE COASTAL CORPORATION DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                          December 31,
                                                                                  -----------------------------
                                                                                      1998             1997
                                                                                  ------------    -------------

ASSETS:

Investments, at market:
   Securities of The Coastal Corporation:
      Common stock (cost: 1998--$11,722,686; 1997--$9,648,723)..................  $ 21,426,355    $  17,498,954
                                                                                  ------------    -------------

Receivables:
   Dividends..................................................................          37,550           27,833
   Contributions..............................................................         120,928          122,256
   Receivable from Salomon Smith Barney.......................................             321              126
                                                                                  ------------    -------------

Total Receivables.............................................................         158,799          150,215
                                                                                  ------------    -------------

Cash..........................................................................          10,715            7,024
                                                                                  ------------    -------------

        TOTAL ASSETS..........................................................      21,595,869       17,656,193
                                                                                  ------------    -------------


LIABILITIES...................................................................               -                -
                                                                                  ------------    -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS........................................    $ 21,595,869    $  17,656,193
                                                                                  ============    =============


                 See Notes and Schedule to Financial Statements.

      THE COASTAL CORPORATION DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                                  For The Years Ended
                                                                                     December 31,
                                                                   -----------------------------------------------
                                                                        1998             1997            1996
                                                                   -------------    -------------    -------------

ADDITIONS:

Investment income:
   Interest and dividend income.................................   $     128,063    $     109,876    $     106,356
   Net appreciation in fair value of investments................       2,375,083        3,616,177        3,338,160
                                                                   -------------    -------------    -------------

                                                                       2,503,146        3,726,053        3,444,516
                                                                   -------------    -------------    -------------

Contributions:
   Participant cash contributions...............................       2,883,520        2,579,874        1,659,396
   Participant non-cash contributions...........................       1,248,871          983,265          803,903
   Employer contributions.......................................         471,490          487,120          464,152
                                                                   -------------    -------------    -------------

                                                                       4,603,881        4,050,259        2,927,451
                                                                   -------------    -------------    -------------

      TOTAL ADDITIONS...........................................       7,107,027        7,776,312        6,371,967
                                                                   -------------    -------------    -------------


DEDUCTIONS:

Withdrawal payments.............................................       3,167,351        3,663,611        3,093,285
                                                                   -------------    -------------    -------------

Increase in net assets available for plan benefits..............       3,939,676        4,112,701        3,278,682

NET ASSETS, JANUARY 1...........................................      17,656,193       13,543,492       10,264,810
                                                                   -------------    -------------    -------------

NET ASSETS, DECEMBER 31.........................................   $  21,595,869    $  17,656,193    $  13,543,492
                                                                   =============    =============    =============


                 See Notes and Schedule to Financial Statements.

      THE COASTAL CORPORATION DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   Description of the Dividend Reinvestment and Stock Purchase Plan

     On July 15, 1996, The Coastal Corporation (the "Company" or "Coastal") filed a prospectus covering its Dividend Reinvestment and Stock Purchase Plan (the "Plan") with the Securities and Exchange Commission. The Plan provides for eligibility to any person or entity, including employees of the Company and its subsidiaries and members of the Board of Directors of the Company upon compliance with the Plan enrollment requirements. The Plan provides a convenient and economical way to purchase shares of Coastal Common Stock, par value $0.331/3 per share ("Common Stock"), through employee payroll deductions and/or optional cash payments. Under the Plan, participants may deposit certificates for other shares of Common Stock with the Plan Administrator for safekeeping. These deposits are accounted for as participant non-cash contributions to the Plan. In addition, the Company may make optional payments on behalf of any employee. All participants are furnished a Plan prospectus.

2.   Summary of Significant Accounting Policies

     Accounting Basis

     The financial statements are prepared on the accrual basis of accounting and participants' account allocations are determined on the cash basis.

     Investment Valuation

     Common Stock investments are stated at quoted market prices at year end.

     Taxes

     The Plan is not a deferred compensation arrangement and, therefore, does not have to meet the requirements for qualifications as specified in Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Under current United States tax laws, the purchase and sale of Common Stock pursuant to the Plan is not subject to income or withholding tax. Dividends paid on Common Stock held in the Plan are considered taxable income, even though reinvested under the Plan. Dividends paid on Common Stock held in the Plan by nonresident alien employees are subject to withholding tax at a rate of 30%, or at a lower rate if based on a tax treaty between the United States and their country of residence.

3.   Investments

     The majority of the Plan's assets are held by the brokerage firm of Salomon Smith Barney.

4.   Plan Termination

     Although it has not expressed any intent to do so, the Company reserves the right to suspend, modify or terminate the Plan at any time. All participants shall at all times be fully vested in their account balances.

5.   Administration Costs

     All costs of administering the Plan are paid by the Company. Participants of the Plan are required to pay broker commissions at a reduced rate from typical commission rates.

      THE COASTAL CORPORATION DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
                            SCHEDULE I - INVESTMENTS
                              COASTAL COMMON STOCK



                Security                                           Shares          Cost            Market Value
                --------                                         ----------  ----------------  -------------------

The Coastal Corporation Common Stock

     December 31, 1998....................................       610,003       $  11,722,686       $ 21,426,355

     December 31, 1997....................................       565,052(1)    $   9,648,723       $ 17,498,954

(1)  The December 31, 1997 shares have been restated to reflect a two-for-one stock split in 1998.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Coastal Corporation, as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  THE COASTAL CORPORATION, AS
                                                       ADMINISTRATOR OF
                                                    THE COASTAL CORPORATION
                                                   DIVIDEND REINVESTMENT AND
                                                      STOCK PURCHASE PLAN



Date:  March 22, 1999                  By:          AUSTIN M. O'TOOLE
                                          -------------------------------------
                                                    Austin M. O'Toole
                                           Senior Vice President and Secretary